Cowen and Company, LLC

599 Lexington Avenue

New York, NY 10022

November 13, 2012

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	InspireMD, Inc. (the “Company”) File No. 333-184066 Registration Statement on Form S-1

Ladies and Gentlemen:

We, as representative of the several underwriters, hereby request the withdrawal of our request for acceleration, dated November 9, 2012, of the effective date of the above-referenced Registration Statement that was requested to become effective at 4:00 p.m., Washington D.C. time, on November 13, 2012, or as soon thereafter as practicable.

Very truly yours,

COWEN AND COMPANY, LLC

By:	/s/ Kevin Raidy
Name:	Kevin Raidy
Title:	Managing Director and
Head of Investment Banking